EXCHEQUER

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement dated March 21, 2007, to your prospectus dated May 1, 1998. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE ING MARKETPRO PORTFOLIO

Effective April 30, 2007, we are closing to new investors and to new investments by existing investors the Investment Division which invests in the following Portfolio:

- ING MarketPro Portfolio (Class I)

Contract owners who have Contract value allocated to the Investment Division that corresponds to this Portfolio may leave their Contract value in this Investment Division, but future allocations and transfers into this Investment Division are prohibited. If your most recent premium allocation instructions includes an Investment Division that corresponds to this Portfolio, premium received after April 30, 2007, that would have been allocated to that Portfolio will be allocated on a pro rata basis among all the other available Investment Divisions in which your Contract value is allocated. If there are no other such Investment Divisions, you must provide us with alternative allocation instructions or the premium payment will be returned to you.